

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2026

Mark T. Behrman
Chief Executive Officer
LSB Industries, Inc.
3503 NW 63rd Street, Suite 500
Oklahoma City, OK 73116

> **Re: LSB Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 14, 2026**
> **File No. 333-295904**

Dear Mark T. Behrman:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Rosebud Nau, Esq.